December 10, 2008

Ms. Dana Hartz
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Staff Comment Letter Dated September 25, 2008 regarding Syncora Holdings Ltd. Form 10-K for the Fiscal Year Ended December 31, 2007 and Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32950

     This letter sets forth the responses of Syncora Holdings Ltd. (hereafter referred to as the “Company”, “we” or “our”) to the comments contained in your letter, dated September 25, 2008, relating to our Form 10-K for the Fiscal Year Ended December 31, 2007 and Form 10-Q for the Quarterly Period Ended June 30, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2008 and August 11, 2008, respectively. The comments of the staff of the Commission (the “Staff”) are set forth in italics and our responses are set forth in plain text immediately following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exposure to Residential Mortgage Market, page 78

Staff Comment –

1.	For each of your ABS CDO’s in the table on page 84, please disclose the following:
The original level of subordination when you insured these transactions and the level as of December 31, 2007; and
Your net derivative liability as of December 31, 2007.

Company Response –

     In response to the Staff’s comment, we have provided the requested disclosure on page 63 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 as requested by the Staff. In addition, we intend to provide this disclosure in any subsequent Annual Report on Form 10-K filed under the Securities Exchange Act of 1934 Act, as amended (the “34 Act”) as appropriate.

Staff Comment –

2. For each of your CDO squared exposures in the table on page 85, disclosure your net derivative liability as of December 31, 2007.

Company Response –

     In response to the Staff’s comment, we have provided the requested disclosure on page 64 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 as requested by the Staff. In addition, we intend to provide this disclosure in any subsequent Annual Report on Form 10-K filed under the 34 Act as appropriate.

Staff Comment –

3. Please modify your direct RMBS exposure by deal tables to include the cumulative losses, subordination, and the amount of loans that are delinquent, defaulted or in foreclosure.

Company Response –

     In response to the Staff’s comment, we have provided the disclosure on pages 57-60 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 as requested by the Staff. In addition, we intend to provide this disclosure in any subsequent Annual Report on Form 10-K filed under the 34 Act as appropriate.

Critical Accounting Policies and Estimates
Reserves for Losses and Loss Adjustment Expenses, page 85

Staff Comment –

4. For case basis reserves of financial guarantee business written, please expand your disclosure to discuss what other models similar to cash flows you use to estimate the net present value of the anticipated shortfall between the scheduled payments and the proceeds to be received from the sale of collateral and the instances when you would use such model. In addition, please disclose if any of the quantitative and qualitative factors you disclose are weighted greater than other factors considered, and if so, which factors. Also discuss the historical experience and trends in the factors and how they have impacted your current reserve estimates.

Company Response –

(a) In response to the Staff’s comment, we intend to delete the reference to “other similar models” in any subsequent Annual Report on Form 10-K because our case basis reserves are determined using only cash flow models to estimate the net present value of the anticipated shortfall between (i) scheduled payments on an insured obligation plus anticipated loss adjustment expenses and (ii) anticipated cash flow from the proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries.

(b) In response to the Staff’s comment, we supplementally advise the Staff that the quantitative and qualitative factors cited in the disclosure referenced in the Staff’s comment were intended to represent examples of the types of quantitative and qualitative factors that we may consider in determining or assessing the need for a case basis reserve. These examples are not intended to represent a comprehensive list of factors that we may consider or should be considered. These factors and our assessment thereof are subject to the specific facts and circumstances associated with the specific insured transactions being reviewed by us for purposes of determining or assessing the need for a case basis reserve. In response to the Staff’s comment, we intend to amend our disclosure in any subsequent Annual Report on Form 10-K to clarify this point as follows (with the amended disclosure underlined):

“Case basis reserves on financial guarantee insurance business written are established by us with respect to a specific policy or contract upon receipt of a claim notice or when management determines that (i) a claim is probable in the future based on specific credit events that have occurred and (ii) the amount of the ultimate loss that we will incur can be reasonably estimated. As specific case basis reserves are established we consider whether any changes are required to the assumptions underlying the calculation of unallocated reserves (which are discussed below) as a result of such activity. The amount of the case basis reserve is based on the net present value of the expected ultimate loss and loss adjustment expense payments that we expect to make, net of expected recoveries under salvage and subrogation rights. Case basis reserves are determined using cash flow models to estimate the net present value of the anticipated shortfall between (i) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (ii) anticipated cash flow from the proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. A number of quantitative and qualitative factors are considered when determining or assessing the need for a case basis reserve. These factors may include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured, the projected cash flow or market value of any assets that collateralize or secure the insured obligation, and the historical and projected loss rates on such assets. Other factors that may affect the actual ultimate loss include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. Such factors and our assessment thereof will be subject to the specific facts and circumstances associated with the specific insured transaction being considered for case reserve establishment. Case basis reserves are generally discounted at a rate reflecting the yield on our investment portfolio during the period the case basis reserve is established. We believe this yield is an appropriate rate to discount our reserves because it reflects the rate of return on the assets supporting such business. When a case basis reserve is established for a guaranteed obligation whose premium is paid on an upfront basis, we continue to record premium earnings on such policy over its remaining life, unless we have recorded a full limit loss with respect to such policy, in which case the remaining deferred premium revenue relating thereto is immediately reflected in earnings. When a case basis reserve is established for a guaranteed obligation whose premium is paid on an installment basis, those premiums, if expected to be received prospectively, are considered a form of recovery.”

(c) In response to the Staff’s comment, we supplementally advise the Staff that the discussion of historical experience and trends in the factors cited in the Staff’s comment are made in reference to our discussion of our unallocated reserves and specific transactions on which we have recorded case basis reserves elsewhere in our critical accounting policy disclosure. See pages 95, 96 and 97 of our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Annual Report on Form 10-K”). In addition, we supplementally advise the Staff that on page 115 of our 2007 Annual Report on Form 10-K we have disclosed that our provision for case reserves is due to the deterioration in the credit quality of the collateral underlying the securities referenced therein.

Staff Comment –

5. Please expand your disclosure to discuss the internal processes you have to use to verify the reserve amounts you obtain from cedants. Please discuss how often you perform these reviews, any time lag between when the losses are incurred and when you record the reserves, and whether your periodic reviews of the information received from the cedants has resulted in material difference in loss reserve amounts from the reserves originally reported by the ceding companies.

Company Response –

     In response to the Staff’s comment, we intend to revise our disclosure in any subsequent Annual Report on Form 10-K as follows:

“Case basis reserves on financial guarantee reinsurance assumed are established by us upon quarterly current notifications from ceding companies. There historically has been no time lag between the time we record an assumed case basis reserve and the time our ceding companies record such reserves. For each notification of a ceded case basis reserve from our ceding companies, we conduct an examination of the ceding company’s reserve to ensure that we concur with the ceding company’s evaluation and conclusions. In all instances to date where we have assumed case basis reserves, we have concurred with the ceding companies’ evaluation and conclusions with respect to such reserves and, accordingly, there has been no difference between the amount of case basis reserves reported to us by our ceding companies and the amount we have recorded in our financial statements.”

Staff Comment –

6. Given your significant increase in loss reserves from 2006 to 2007 and the current credit market conditions, please provide additional disclosure to explain why you believe it is appropriate to rely on the same initial expected loss ratio of 20% that you used since 2004 for your unallocated reserves given that historical experience does not appear to represent the loss ratio for the current guarantee environment and that the industry loss experience has increased since 2004.

Company Response –

     In response to the Staff’s comment, we supplementally advise the Staff that the first full paragraph on page 88 of the Company’s 2007 Annual Report on Form 10-K sets forth what we believe to be a complete explanation of management’s judgment in regard to why it believes it appropriate to use the initial expected loss ratio of 20% and, accordingly, we believe our disclosure is in compliance with the Staff’s comment. This paragraph is reproduced below for your convenience.

“The selection of our initial expected loss ratio (“IELR”) is based on an analysis, which we update annually, of the historic earned premium and ultimate losses of the financial guarantee industry. The analysis utilizes loss and premium data filed by the three largest companies in the financial guarantee insurance industry in Schedule P of their annual statutory financial statements. These statutory filings provide data for ten calendar years and exclude unallocated reserves. Information on unallocated reserves is obtained from Annual Reports filed with the Commission on Form 10-K and is combined with the Schedule P data to estimate ultimate loss ratios for each of the preceding ten years. The mean ten-year observed historic industry loss ratio resulting from our initial analysis in 2001 (which was conducted when we first adopted our unallocated reserve methodology) encompassing years 1991 through 2000 was 13%. Later analyses performed in 2005 (encompassing years 1995 through 2004) and 2006 (encompassing years 1996 through 2005) indicated that the average industry loss ratio was 16%. The 2007 review, using data updated through 2006, showed no material change and suggested a point estimate of about 14% for the industry. The current condition in credit markets resulted in the provision of significant case basis reserves by SCA and several competitors for CDOs and other products exposed to residential mortgages. The current credit market conditions are unprecedented, and the problems are primarily concentrated in the subprime residential mortgage market. Therefore, management believes there is currently no reason to change its view of the loss potential of the remainder of the portfolio. Our exposure to securities backed by subprime collateral represents a small percentage of our total guaranteed in-force exposure (see “—Exposure to Residential Mortgage Market”), and our surveillance and case reserving process have worked as designed to recognize such liabilities timely. Management, therefore, does not believe it would be appropriate to accrue unallocated reserves at a higher rate across the portfolio on a going-forward basis, and has not increased the current IELR.”

ABS CDOs, page 95

Staff Comment –

7. Please expand your disclosure for your ABS CDO’s, HELOCs and Other investments to discuss the trends you have experienced in the key assumptions that affect the loss reserves for these financial guarantees and how the trends were factored into your current loss estimates.

Company Response –

     In response to the Staff’s comment, the Company intends to amend its disclosure in any subsequent Annual Report on Form 10-K to insert the following in the section which discusses the Company’s case reserves relating to its guarantees of obligations supported by RMBS collateral:

“Each quarter we review portfolio performance of our RMBS exposures. We evaluate actual performance and trends in prepayment speeds, delinquencies, losses, default rates, loss severities and we compare the results against our projected assumptions. In the event of a significant deviation in actual performance from projected performance, we adjust the assumptions and increase or decrease our case basis reserves for unpaid loss accordingly. Generally, since late 2007, we have observed trends of declining prepayment speeds, increasing severities, and higher levels of defaults. As to delinquencies and defaults, we have observed a mix of trends depending on asset type, vintage and issuer with some continuing to increase, while others are stabilizing or experience declines in such trends.”

Staff Comment –

8. Please disclose how you determined that the investments in 3rd level CDOs would experience a 75% loss, and that 40% of the 3rd level CDOs were subject to events of default. In addition, please expand your disclosure around other assumptions stated throughout your filing. If the assumptions were based on historical experience or industry experience, please state so.

Company Response –

     In response to the Staff’s comment, we supplementally advise the Staff that 3rd level CDOs represent a small portion of the total referenced collateral pool supporting our guaranteed ABS CDOs (generally approximately 5%). In our guaranteed transactions, 3rd level CDOs generally are approximately 25% of 2nd layer CDOs in the collateral pool, and the 2nd layer CDOs generally represent approximately 25% of the total collateral pool.

     In addition, in response to the Staff’s comment, we supplementally advise the Staff that our determination that investments in 3rd level CDOs would experience a 75% loss was based on management’s judgment, which considered our observation that most 3rd level CDO securities are collateralized by “mezzanine” RMBS or CDO securities (i.e. securities which were originally rated below single-A), which we believe will suffer significant principal losses in the current credit environment based upon the ABS CDO modeling work performed by the Company.

     In addition, in response to the Staff’s comment, we supplementally advise the Staff that the 40% event of default refers to 2nd level CDOs and that our determination that the amount of interest paid on 2nd level CDOs would decrease by an average of 40% after 12 months from the loss estimation date was based on management’s judgment. Our judgment considered the following factors: (1) a review of the presence and nature of event of default (“EOD”) triggers in a selected population of ABS CDOs; (2) an estimate of the proportion of ABS CDOs which triggered EODs; and (3) a survey of 11 CDO managers, each of whom provided the Company, based on their managed portfolio, the proportion of ABS CDOs which have an EOD feature built into the deal’s structure.

HELOCs, page 97

Staff Comment –

9. Please revise your sensitivity analysis around the default rate and draw rate to include a reasonably likely change in these assumptions and how you determined these changes (e.g. based on historical or industry experience). If the 1% change depicted is a reasonably likely change in these assumptions, please disclose this fact.

Company Response –

     In response to the Staff’s comment, the Company provided the requested disclosure in Note 12 to the unaudited interim consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. In addition, we intend to provide this disclosure in any subsequent Annual Report on Form 10-K filed under the Act as appropriate.

Valuation of Credit Default Swaps, page 98

Staff Comment –

10. Please revise your sensitivity analysis around rates of return and discount rate to include reasonably likely changes in these assumptions and how you determined such changes (e.g. based on historical or industry experience). If the changes depicted are reasonably likely changes in these assumptions, please disclose this fact. Please also provide sensitivity around your internal credit spread and the credit spreads of the underlying collateral of the CDSs.

Company Response –

     In response to the Staff’s comment, we supplementally advise the Staff that, in recognition of the fact that there were no new credit default swap guarantee transactions executed in the financial guarantee monoline industy for some time, during the second quarter of 2008, the Company discontinued its approach, as disclosed in its 2007 Annual Report on Form 10-K, for estimating the fair value of its credit default swap (“CDS”) contracts based on (i) management judgment regarding rates of return required by market participants in the current market environment, and (ii) the amount of subordination required by market participants before their liability would attach under the CDS contracts. Please refer to our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2008 and June 30, 2008 for a description of our revised fair value methodology. As a result, we believe that prospective disclosure regarding sensitivities around rates of return is no longer useful or necessary.

     In regard to the discount rate used to estimate the fair value of our CDS contracts, we estimate a discount rate for each CDS contract based on the swap rate and the Company’s credit spread for the annual term that is the closest to the remaining weighted average life (“WAL”) of the obligation referenced in the CDS contract. Because of unprecedented market activity, the Company does not believe it is practicable to determine reasonably likely changes in its discount rate. Accordingly, in lieu of such disclosure the Company has amended its disclosure to state the range of the discount rates used at the measurement date relative to the WAL, as compared to that of the immediately preceding period reported. Please refer to Note 5 to the Company’s unaudited interim consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

Note 23 - Quarterly Financial Information, page 200

Staff Comment –

11. Most of the increase in your loss and loss adjustment expenses was recorded in the fourth quarter of 2007. Please tell us what events occurred in the quarter that caused the increase in the loss reserve and why the reserves were not recorded during quarters earlier in the year. Revise your disclosures as appropriate.

Company Response –

     In response to the Staff’s comment, we supplementally advise the Staff that events occurring in the fourth quarter of 2007 that caused the increase in loss reserves included the following:

(i)

information derived from the Company’s surveillance of its portfolio of guarantees supported by residential mortgage backed collateral (e.g. actual performance compared to expected performance at the time of underwriting),

(ii)

downgrades of the financial strength ratings by nationally recognized statistical ratings organizations (including Moody’s Investors Service, Inc. (“Moody’s”), Fitch Ratings (“Fitch”) and Standard & Poor’s Ratings Services (“S&P”)) of numerous securities backed by residential mortgage collateral,

(iii)	announcements by such rating agencies of their continuing review of such securities for possible downgrade, and
(iv)

published views by the rating agencies and investment banks of expected default and loss rates on residential mortgage collateral that were significantly worse than previous expectations in the marketplace.

     The aforementioned events caused the Company to undertake the following initiatives which resulted in its recording of case basis reserves for unpaid losses on certain of its exposures to residential mortgage collateral during the fourth quarter of 2007:

  the Company internally reviewed its guarantees of ABS CDOs, modeled the underlying collateral supporting the guaranteed obligations, and assessed expected losses thereon,

  the Company undertook to review all its other RMBS supported guarantees and assess expected losses thereon, and the Company engaged an independent widely recognized firm specializing in ABS CDO collateral to review its portfolio of such guarantees, model the underlying collateral supporting the guaranteed obligations (which also served to corroborate the Company’s determination of expected losses discussed above), and update the financial strength ratings of such securities using Moody’s ratings system.

     While credit spreads on residential mortgage collateral and securities backed by such collateral widened during the second and third quarters of 2007, based on our review of available information at the time, we were unable to conclude that a provision of case basis reserves for unpaid losses was warranted in regard to such exposures. As a result, we do not believe any revision to its disclosure is necessary.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Unaudited Interim Consolidated Financial Statements
Note 4. Derivative Financial Instruments, page 15

Staff Comment –

12. You disclose that you fair value your CDS contracts at the amount of premium that would be required by a market participant to assume the risk in your credit derivative portfolio at the measurement date. Please disclose whether you base the fair value of your CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer or the price that a reinsurer would charge another insurance company in a reinsurance market.

We understand that when a financial guarantor insurance company purchases “reinsurance” on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximatley 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which the written credit derivative transactions occur differs from the market in which the liability could be transferred, as evidenced by the differences in counterparties and contractual terms that exist between the written and purchased derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition of fair value in SFAS 157, paragraph 5. Please clarify what your policy is and why you believe it is consistent with the exit price requirements of SFAS 157.

Company Response –

     In response to the Staff’s comment, we supplementally advise the Staff that in accordance with FAS 157, Fair Value Measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on quoted market prices, if available. Financial guarantors sell credit protection in CDS form to financial institutions in a principal-to-principal market in which transactions are highly customized and negotiated independently. A CDS contract written by a financial guarantor differs from typical CDS contracts entered into by parties that are not financial guarantors because:

  CDS contracts written by financial guarantors are neither held for trading purposes (i.e., a short-term duration contract written for the purpose of generating trading gains) nor used as hedging instruments, instead they are written with the intent to provide protection for the stated duration of the contract, similar to the financial guarantor’s intent with regard to a financial guarantee contract.

  Financial guarantors are not entitled to terminate a CDS contract they write that is “in-the-money” and realize a profit on such a position. A counterparty to a CDS contract written by a financial guarantor generally is not able to force the financial guarantor to terminate a CDS contract that is “out-of-the-money.”

  The liquidity risk present in most CDS contracts sold outside the financial guarantee industry i.e., the risk that the CDS writer would be required to make cash payments, is not present in a CDS contract written by a financial guarantor. Terms are designed to replicate the payment provisions of financial guarantee contracts in that (a) losses, if any, are generally paid over time, and (b) the financial guarantor is not required to post collateral to secure its obligation under the CDS contract.

     As a result of these differences, there have been few, if any, relevant third party exit transactions for CDS contracts written by financial guarantors (“CDS writer(s)”). In the absence of a principal exit market1, the CDS writer determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that a hypothetical market participant (i.e., a similar monoline financial guarantee insurer, or “monoline insurer”) would accept to assume the risk from the CDS writer on the measurement date, on terms identical to the contract written by the CDS writer. Although this is technically an “entry price” and not the “exit price” that is required under FAS 157, the Company believes this approach is reasonable because the hypothetical exit market participants have been defined as other monoline insurers (i.e., essentially the exit market participants are thesam e as the monoline participants competing in the entry market). Market participants in this hypothetical exit market include other monoline insurers that have similar credit ratings or spreads as the CDS writer and who would be willing to assume the risk from the CDS writer such that non-performance risk relating to the CDS contract is assumed to be the same both before and after the hypothetical transfer.

[1] The Company does not believe that the reinsurance market constitutes an “exit market” as reinsurance does not release the ceding company from its primary obligation under the CDS contract that it has written as the terms of the reinsurance contract require the ceding company to retain some risk to avoid adverse risk selection.

     The Company has revised its disclosure in Note 5 to its unaudited interim consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period September 30, 2008 to address the Staff’s comment.

Staff Comment –

13. Because you engage in the practice of purchasing CDS (acquiring reinsurance on CDS contracts), please tell us whether you included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding your adoption of SFAS 157, tell us whether you consider yourself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract.

Company Response –

      In response to the Staff’s comment, we supplementally advise the Staff that in connection with the master transaction agreement related agreements, and transactions consummated in August of 2008 (as described in our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2008 and September 30, 2008), as well as our on-going restructuring activities, we discontinued our reinsurance segment and commuted substantially all of our in-force assumed and ceded reinsurance business. As a result, such business is no longer significant to the Company.

     In response to the Staff’s comment, we also supplementally advise the Staff that we have not included the ceding commission in the determination of the fair value of such contracts either before or after the adoption of SFAS 157.

     a. Pre-FAS 157 Treatment:

     Prior to the adoption of FAS 157 on January 1, 2008, we applied the guidance of footnote 3 of EITF 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” which prohibited the recognition of dealer profits (or “Day 1 profit”, defined as “the difference between the transaction price and the initial fair value determination”) unless all of the significant inputs to the dealer’s valuation model were observable in the market. Accordingly, we did not record Day 1 profits on CDS contracts prior to the adoption of FAS 157, as significant inputs to the model used to determine fair value of these contracts were not observable in the market.

     b. Post-FAS 157 Treatment:

     As previously described, we determine the fair value of a CDS contract by using an internally developed estimate of an “exit price” that is technically an “entry price” and not the “exit price”, i.e., the price that would be received to sell an asset or paid to transfer a liability2 that is required under FAS 157. This is because monoline insurers cannot observe “exit prices” for the CDS contracts they write in a principal market since these contracts are not transferable. While paragraph 17(c) of FAS 157 provides that the transaction (entry) price and the exit price may not be equal if the transaction price includes transaction costs, the Company believes those transaction costs would be the same in an “entry” market and a hypothetical “exit” market and thus it would be inappropriate to record a Day 1 profit when using the estimated “entry price” to determine the exit value premium. For example, the contractual premium charged by the CDS writer (entry price) typically includes recovery of the writer’s acquisition costs, e.g., underwriter salaries, cost of analytical systems, etc. Accordingly, the Company believes that the CDS writer would incur similar acquisition costs whether: (a) the CDS contract is originated by the CDS writer in a “direct” transaction with a buyer of CDS protection (i.e., a component of the “entry price”), or if (b) the CDS contract is transferred from another monoline to the CDS writer in a hypothetical exit market transaction (i.e., a component of the hypothetical exit price), as the CDS writer would most probably not rely on the underwriting expertise of the transferee, and instead would re-underwrite the CDS contract and charge the same (or similar) premium rate charged for a CDS contract originated by the CDS writer.

Staff Comment –

14. Please tell us whether the Company had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which contracts, when adopting SFAS 157, the Company applied paragraph 37b of SFAS 157.

Company Response –

     Please refer to our response to the Staff Comment #13 above.

Staff Comment –

15. We believe that your disclosure could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS contracts. For contracts that are not based on quoted market prices, please disclose the process for determining the fair value of these contracts. Please enhance your disclosure regarding the contractual terms, methods, inputs and assumptions used to calculate the fair value of your CDS contracts to achieve this objective. Where differences exist among the contracts, please disaggregate your discussion of the aforementioned items by significant CDS collateral class (for example residential real estate, commercial real estate, corporate investment grade and corporate non-investment grade).

Company Response –

     In response to the Staff’s comment, we have provided the requested disclosure in Note 5 to our unaudited interim consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. In addition, we intend to provide this disclosure in any subsequent Annual Report on Form 10-K filed under the Act as appropriate.

______________________
2 Paragraph 7 of FAS 157 states that, “The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of fair value measurement is to determine the price that would be received to sell an asset or paid to transfer the liability at the measurement date (an exit price).”

Staff Comment –

16. Please disclose how credit price indices are used to value the in-force CDS contracts. Specifically disclose what credit price indices are used and how the Company uses them to calculate the credit spreads of the underlying collateral and ultimately the fair value.

Company Response –

            The Company has revised its disclosure in Note 5 to its unaudited interim consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period September 30, 2008 to address the Staff’s comment.

      In addition, we supplementally advise the Staff in regard to the following additional information on how credit price indices are used to value our in-force CDS contracts. Please note that while most of our CDS contract portfolio is valued using credit price indices there is a portion of our CDS contract portfolio (consisting of ABS CDOs) which we value primarily based on broker quotes.:

      A CDS contract provides that the protection buyer pays a premium to the protection seller, usually on a periodic basis, in return for protection against a potential loss that occurs upon a credit event. The premium charged by a CDS writer incorporates estimates of future expected losses, acquisition costs and expected future servicing costs, plus a profit margin. The fair value of a CDS contract represents the difference between (a) the present value of all the remaining future premiums to be received over the life of the CDS contract (based on the contractual premium rate) and (b) the present value of the current exit value premium (based on the premium a CDS writer would charge to write the CDS contract in a hypothetical market based on current market conditions). Assuming a CDS contract is executed “at market”, its fair value at inception would be $0, as another monoline insurer with similar credit standing would charge the same premium rate.

      In providing protection on a reference obligation, a CDS writer only assumes credit risk but does not assume funding, liquidity or other risks inherent in the direct ownership of the underlying reference obligation. All of these risks are inherently reflected in the total “all-in” credit spread of the underlying reference obligation. As such, the estimated price of protection charged by a CDS writer captures only some portion of the total “all-in” credit spread of the underlying reference obligation. The relationship between the price of protection charged by a CDS writer and the related underlying reference obligation’s “all-in” credit spread, which we will refer to as the “credit spread component factor”, is a significant input to many CDS writers’ valuation models. A fundamental assumption of this methodology is that the CDS premium rate charged by a CDS writer will increase relative to the reference obligation’s “all-in” credit spread as the underlying credit quality of the reference obligation deteriorates and approaches payment default.

      The simplified example presented herein of the application of one such internally developed model is included for illustration purposes only, as it is not possible to portray the nuances and complexities of all CDS valuation models used by CDS writers.

     In this example, a CDS contract is written on a specific reference obligation which has an all-in credit spread of 30 bps3. The credit spread component of this “all-in” spread is determined

3 As the “all-in” credit spread for a given reference obligation may not always be observable in the market, the CDS writer may utilize an index, published by a well established market participant such as a major investment bank, to develop an estimate of the all-in spread.

to be 9 bps, i.e., a 30% credit spread component factor (9 / 30). Subsequent to Day 1, assume the reference obligation’s all-in spread increases modestly to 40 bps and the CDS writer’s valuation model makes no adjustment to the credit spread component factor. The change in fair value during the reporting period would be calculated as the present value difference between the inception rate of 9 bps and the current fair value of 12 bps (40 bps all-in spread x 30% factor), which equates to a loss in fair value of 3 bps present-valued.

     Alternatively, assume that the all-in spread increases significantly to 150 bps and the CDS writer’s valuation model also adjusts the credit spread component factor to 40% as a result of credit deterioration4. The change in fair value during the reporting period would be calculated as the present value difference of the inception rate of 9 bps and the current fair value of 60 bps (150 bps all-in spread x 40% factor), which equates to a loss of 51 bps present valued.

Staff Comment –

17. You disclose that in instances where a reference obligation experienced credit deterioration resulting in expected losses, the fair value of your CDS contracts was primarily determined using broker quotes or other price indications on the underlying reference obligations. Please revise your disclosure to address the following:

  The number of quotes you generally obtained, and how you used this information to determine the ultimate value recorded in your financial statements;

  Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;

  The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

  Whether the quotes obtained from third parties are binding or non-binding; and,

  The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Company Response –

     In response to the Staff’s comment, we revised our disclosure in Note 5 to the unaudited interim consolidated financial statements in our Form 10-Q for the quarterly period ended September 30, 2008 to address certain of the points discussed in the Staff’s comment. In addition, the Company intends to revise its disclosure in any subsequent Annual Report on Form 10-K to include the following where appropriate:

“The Company generally obtains one broker quote for each reference obligation underlying its CDS contracts. The Company’s valuation of such CDS contracts does not generally provide for any adjustment to broker quotes. While such broker quotes are non-binding, the brokers from whom the Company obtains such quotes from actively monitor and participate in the markets where such collateral is traded. Accordingly, the Company believes that such brokers rely on observable market information to the greatest extent possible when determining such quotes,

[4] The credit spread component factor may be adjusted based on increases in all-in credit spreads, actual rating downgrades, other indicators of credit deterioration or some combinations thereof, depending on the CDS writer’s valuation methodology.

however, such brokers may also rely on their internal models and unobservable inputs in making such determinations.”

Staff Comment –

18. You disclose that your CDS contracts generally contain deductibles or subordination levels. Please explain what the deductible represent and how the deductibles impact your payment obligations in these contracts.

Company Response –

     In response to the Staff’s comment, we will revise such disclosure to delete the reference to deductibles. In response to the Staff’s comment, we supplementally advise the Staff that the Company’s CDS contracts generally only provide for some amount of subordination prior to the attachment of the Company’s liability.

     Set forth below is the revised disclosure which we intend to include in any subsequent Annual Report on Form 10-K.

“Typical market CDS contracts are standardized, liquid instruments that reference tradeable securities such as corporate bonds that also have observable prices. These market standard CDS contracts also involve collateral posting, and upon a default of the referenced bond obligation, can be settled in cash. In contrast, the Company’s CDS contracts do not contain the typical CDS market standard features as described above but have been customized to replicate the Company’s financial guarantee insurance. The Company’s CDS contracts provide protection on specified obligations, such as those described above and, generally have some amount of subordination prior to the attachment of the Company’s liability. The Company is not required to post collateral, and upon default, the Company generally makes payments on a “pay-as-you-go” basis after the subordination in a transaction is exhausted.”

Staff Comment –

19. You disclose that under SFAF 157 you are required to consider your own non-performance risk when measuring the fair value of derivative and other liabilities. Please disclose how you factored your own non-performance risk into your CDS fair value models. If it is factored in to the discount rate, please disclose your credit spread used to determine the discount rate when calculating the fair value of the CDS contracts for each period.

Company Response –

     In response to the Staff’s comment, we revised our disclosure in Note 5 to the unaudited interim consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 to disclose the credit spread used to determine the discount rate when calculating the fair value of the CDS contracts for each period. We intend to revise such disclosure in any subsequent Annual Report on Form 10-K, as appropriate, to specify that we factor our own non-performance risk into the discount rate used in our CDS fair value model, as well as how we do this, which as discussed in response to Staff Comment 10 above, is as follows:

“We estimate a discount rate for each CDS contract based on the swap rate and the Company’s credit spread for the duration that is the closest to the remaining weighted average life (“WAL”) of the obligation referenced in the CDS contract.”

Staff Comment –

20. You disclose that your consideration of non-performance risk resulted in a reduction in the Company’s net derivative liability of approximately $13.2 billion as of June 30, 2008, which appears to represent an additional $12.3 billion reduction since March 31, 2008. Please disclose how the $13.2 billion was factored in to the table on page 19 and quantify and explain the other factors offsetting the decrease due to non-performance risk resulting in a $294.5 million loss in “total realized and unrealized gains/(losses) included in earnings.”

Company Response –

     In response to the Staff’s comment, we supplementally advise the Staff that the $13.2 billion reduction in the Company’s net derivative liability relating to its risk of non-performance is embedded in the $294.5 million net unrealized loss in the table on page 19 of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. The only other factor offsetting the decrease due to non-performance risk, which ultimately resulted in a $294.5 million unrealized loss included in earnings, was the Company’s estimated change in the fair value of its CDS contracts determined by applying the methodology as disclosed in Note 4 to the Company’s unaudited interim consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

Note 11. Liabilities for Unpaid Losses and Loss Adjustment Expenses, page 29

Staff Comment –

21. Please provide the following to explain the reasons for your change in estimate for your losses and loss adjustment expenses:

(a)

Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

(b)	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
(c)	Please tell us whether and how the unallocated reserves were affected by this change in assumptions and increase in case reserves.

Company Response –

     Please see the Company’s disclosure in Note 12 to the Company’s unaudited interim consolidated financial statements in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. The Company believes that such disclosure is responsive to the Staff’s comments in (a) and (b) above.

      In response to the Staff’s comment, we supplementally advise the Staff that in regard to (c) (and as disclosed in the Note 11 to our interim consolidated financial statements in our Quarterly Report for the quarterly period ended June 30, 2008 referenced in the Staff’s comment) we have not viewed our case basis reserve or paid loss activity through the filing date of such financials to warrant any change in the Company’s unallocated reserves. While material case basis reserves were established by the Company during the fourth quarter of 2007 and during the six month period ended June 30, 2008, these reserves were concentrated in certain sectors of its financial guarantee portfolio and were associated with unprecedented credit-market events. As such, these events did not alter our perspective of the expected loss ratio associated with the remainder of the portfolio and the required level of unallocated reserves.

     Please also note that upon adoption of Statement of Financial Accounting Standards No. 163 (“SFAS 163”), Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises (“SFAS 60”), the Company will be required to de-recognize all of its unallocated reserves.

     In conclusion, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

     If you have any questions regarding this letter, please do not hesitate to call Arnold Brousell at (212) 478-3541.

Sincerely, /s/ Arnold Brousell Arnold Brousell

cc:	Steven J. Slutzky, Esq.
Debevoise & Plimpton, LLP
Brian W. Hannan
PricewaterhouseCoopers LLP